Exhibit 99.2

ACORN INTERNATIONAL, INC.

PROXY STATEMENT

General

Our Board of Directors (the “Board”) is soliciting proxies for the annual general meeting of shareholders to be held on November 22, 2016 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, the People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Acorn International, Inc. (the “Company” or “Acorn”), if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 21, 2016 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2016, 92,417,708 of total ordinary shares of our ordinary shares, par value US$0.01 per share, were issued and outstanding, approximately 47,687,281 of total ordinary shares represented by ADSs of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in our company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on our register of members as of the record date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the ordinary shares held by such ordinary shareholder. Each proposal put to the vote at the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of each matter put to a vote.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our Directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of a holder of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote ordinary shares other than in accordance with instructions received from the ADS holders of record. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, you may have no recourse.

If Citibank, N.A. does not receive instructions from an ADS holder as of the record date on or before the date established by Citibank, N.A. for such purpose, such holder shall be deemed, and Citibank, N.A. shall deem such holder, to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the deposited securities; provided, however, that no such discretionary proxy shall be given by Citibank, N.A. with respect to any matter to be voted upon as to which the Company informs Citibank, N.A. that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of deposited securities may be adversely affected. The Company has informed Citibank, N.A. that any discretionary proxy they receive from Citibank, N.A. will be voted in accordance with the Board recommendations. In addition, if Citibank, N.A. timely receives voting instructions from an ADS holder which fails to specify the manner in which Citibank, N.A. is to vote the deposited securities represented by such holder’s ADSs, Citibank, N.A. will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed Citibank, N.A. to vote in favor of the items set forth in such voting instructions.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

PROPOSALS 1-5

RE-ELECTION OF DIRECTORS

According to Article 87 of our Amended and Restated Articles of Association (the “Articles”), at each annual general meeting, all of the Directors for the time being shall retire from office, retaining office until the close of such meeting and shall be eligible for re-election by ordinary resolution. If, for any cause, the requisite number of Directors required in accordance with these Articles is not elected at the annual general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting of the Members called for that purpose in the manner provided in these Articles. Based on the above rules, all the existing Directors of the Board shall retire from office by rotation and be eligible for re-election at the 2016 annual general meeting.

We now hereby nominate Mr. Robert W. Roche, Mr. David Leung, Mr. Cosimo Borrelli, Mr. David Naphtali and Mr. Haibing Wu as the Directors for re-election at the 2016 annual general meeting.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. The Board has no reason to believe that the nominees named below will be unable or unwilling to serve as a Director if re-elected. In the event that the nominees should be unavailable for re-election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominees as management may propose.

The name of the nominee, his age, the principal position currently held by him and his biography are as follows:

Name	Age	Position
Robert W. Roche	53	Director, Chief Executive Officer
David Leung	54	Director
Cosimo Borrelli	49	Director
David Naphtali	41	Director
Eric Haibing Wu	44	Director

Mr. Robert W. Roche is a co-founder of Acorn, the executive chairman of our board of directors, and our Chief Executive Officer. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

Mr. David Leung is an independent director of our company. Mr. Leung currently serves as the Senior Director of Finance & Administration at Duke Kunshan University. Prior to joining Duke Kunshan University, Mr. Leung served as Chief Financial and Business Officer at the Shanghai American School and from 2007 to 2013. From 2004 to 2006, Mr. Leung served as Vice President at the Tasly Group Co. helping it manage its portfolio of investments in the pharmaceutical industry. Mr. Leung was with Motorola Hangzhou from 1997 to 2004, where he served as General Manager since 2002 and as Chief Financial Officer since 1997 with the responsibility over the mobile device business. From 1994 to 1996, Mr. Leung served as the Chief Financial Officer of AT&T Qingdao, and before that, Mr. Leung worked for AT&T in finance, network planning, market planning, and new business development roles. Mr. Leung received his bachelor’s degrees in applied mathematics and in political economy from the University of California in Berkeley, his master’s degree in accounting and financial management from the Keller Graduate School of Management and his master of business administration from Rutgers University. Mr. Leung is a certified public accountant and a certified School Business Administrator in the U.S.

Mr. Cosimo Borrelli is an independent director of our company. Mr. Borrelli currently serves as the Managing Director and is a Co-Founder of Borrelli Walsh Limited since September 23, 2006. He previously served as an Executive Director of Alvarez & Marsal Asia Limited from June 29, 2005 until September 22, 2006 and prior to that as Executive Director of RSM Nelson Wheeler Corporate Advisory Services Limited in Hong Kong from January 1, 2002 until June 28, 2005. Mr. Borrelli has served as a Director of PT Berlian Laju Tanker Tbk since March 19, 2014. He serves as an Independent Director of Global Invacom Group Limited (formerly Radiance Group Limited) since December 4, 2009. He served as a Director of ARC Capital Holdings Limited from February 2, 2015 until March 28, 2015. He served as an Independent Director at Jaya Holdings Ltd. from March 31, 2011 until June 30, 2014. He served as a Non-Executive Director of Forefront International Holdings Ltd., from September 8, 2004 to September 22, 2006. Mr. Borrelli holds a B.A. degree in Economics from the University of Adelaide, Australia.

Mr. David Naphtali is an independent director of our company. Mr. Naphtali currently serves as the Managing Director at Madison Pacific Trust Limited and has over 10 years of experience working on corporate advisory and mergers and acquisition assignments in Hong Kong. Prior to joining Madison Pacific in 2014, Mr. Naphtali was a Senior Managing Director at FTI Consulting where he specialized in corporate advisory and M&A and undertook strategic advisory engagements for a number of media entertainment companies in both Asia and Australia. Mr. Naphtali has significant experience in managing a variety of transactions involving both distressed and nondistressed assets from both a legal and commercial / financial perspective in numerous jurisdictions including Hong Kong, the People’s Republic of China, Singapore and Australia. Mr. Naphtali is also a director of Rampersand Investment Fund No. 1, an Australian based venture capital fund. Mr. Naphtali is a qualified lawyer. Mr. Naphtali obtained a BA and LLB (Hons) degree from Deakin University, Australia, in 1997.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

Mr. Eric Haibing WU has over 20 years of experience in finance. He worked for PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Since October 2007, he has been serving as the chief financial officer of Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited). Mr. Wu graduated from Shanghai Jiao Tong University (上海交通大學) with a bachelor’s degree in economics in July 1994 and received a master’s degree in business administration from Michigan State University in May 2000. Mr. Wu is currently a non-executive independent director of Zhong Ao Home Group Ltd, a company listed on Hong Kong Stock Exchange.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting by way of an ordinary resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSALS 1-5, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

PROPOSAL 6

APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs, for the benefits and interests of Company and in consideration of the cost controlling strategy by the Company, that Grant Thornton CPA LLP be appointed as our independent auditor for the fiscal year ending December 31, 2016, replacing Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) which served as our independent auditor previously. The appointment of Grant Thornton will allow the Company to maintain a top quality auditor while achieving its objective of reducing costs.

Deloitte’s reports on Acorn’s consolidated financial statements during the two-year period ended December 31, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two-year period ended December 31, 2015 and through October 17, 2016, being the date Deloitte was dismissed, Acorn did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference thereto in their report on the financial statements for such years.

During Acorn’s two fiscal years ended December 31, 2015 and through October 17, 2016, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Section 229.304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Section 304 of Regulation S-K.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal by way of an ordinary resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 6, THE APPOINTMENT OF GRANT THORNTON CPA LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2016.

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883

OTHER MATTERS

Save as disclosed above, we know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Robert W. Roche
Robert W. Roche
Chief Executive Officer
October 27, 2016

上 海 ● 地址：上海市田林路487号20号楼19层 ● 邮编：200233 ● 电话：021-51518888 ● 传真：021-51518883